   As filed with the Securities and Exchange Commission on November 13, 1998
                                                       Registration No. 333-____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            METACREATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    95-4102687
    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                     Identification No.)


                             6303 CARPINTERIA AVENUE
                          CARPINTERIA, CALIFORNIA 93013
                                 (805) 566-6200
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------

                              TERANCE A. KINNINGER
      SR. VICE PRESIDENT FINANCE AND OPERATIONS AND CHIEF FINANCIAL OFFICER
                            METACREATIONS CORPORATION
                             6303 CARPINTERIA AVENUE
                              CARPINTERIA, CA 93013
                                 (805) 566-6200
                               FAX: (805) 566-6200
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                             ----------------------

                                   Copies to:
                             JEFFREY D. SAPER, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300
                               FAX: (650) 493-6811
                             ----------------------

        Approximate date of commencement of proposed sale to the public:
               FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS
                             REGISTRATION STATEMENT.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] ______

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ----------------------

                                       CALCULATION OF REGISTRATION FEE
================================================================================================================
                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED      REGISTERED          SHARE(1)             PRICE(1)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.001 per share ................. 12,903 shares        $3.5625             $45,967.00            $13.00
================================================================================================================

(1) The Price of $3.5625 per share, which was the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on November 9, 1998, is set further solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

                             ----------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not any offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated November ___, 1998)


                                  12,903 SHARES

                            METACREATIONS CORPORATION

                             ----------------------
                                  COMMON STOCK
                             ----------------------


This prospectus relates to the public offering, which is not being underwritten, of up to 12,903 shares of Common Stock, par value $0.001 per share (the "Shares"), of MetaCreations Corporation ("MetaCreations" or the "Company"), which may be offered from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company in connection with the Company's 1995 Employee Stock Purchase Plan pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. None of the Shares offered pursuant to this prospectus have been registered prior to the filing of the Registration Statement of which this prospectus is a part.

The Shares may be offered by the Selling Stockholders from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, or otherwise. See "Plan of Distribution" beginning on page 13. The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution," both on page 13.

The Company's Common Stock is listed on the Nasdaq National Market under the symbol "MCRE." On November 9, 1998, the last sale price of the Company's Common Stock was $3.5625 per share.

                             ----------------------

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ----------------------

The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution."

                             ----------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                 The date of this prospectus is _______ , 1998.

                                TABLE OF CONTENTS

Additional Information.....................................................3
Incorporation of Certain Documents by Reference............................4
Available Information......................................................4
The Company................................................................5
Forward-Looking Statements.................................................6
Risk Factors...............................................................7
Use of Proceeds...........................................................13
Selling Stockholders......................................................13
Plan of Distribution......................................................13
Indemnification of Directors and Officers.................................14
Legal Matters.............................................................15
Experts...................................................................15


                             ADDITIONAL INFORMATION

This prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission by the Company (File No. 0-27168) pursuant to the Exchange Act are hereby incorporated by reference in this prospectus:

        (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended;

        (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

        (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

        (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998; and

        (5) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on October 25, 1995.

All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus to the extent required and to be a part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this prospectus.

The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference into this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to MetaCreations Corporation, 6303 Carpinteria Avenue, Carpinteria, California 93013, Attn: Investor Relations (telephone (805) 566-2600).


                              AVAILABLE INFORMATION

The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at the Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                   THE COMPANY

MetaCreations Corporation ("MetaCreations" or the "Company") designs and develops award-winning desktop software tools and enabling technologies for creating and manipulating 2-D and 3-D digital images and Web content. MetaCreations offers a complete product line of graphics software for both professional users and consumers, and its products are available in more than 70 countries.

The Company was founded in March 1987 as Harvard Systems Corp., a California corporation, and shortened its name to HSC Software Corp. in August 1993. The Company changed its name to MetaTools, Inc. in September 1995 and reincorporated into Delaware in December 1995. The Company changed its name to MetaCreations Corporation in May 1997 following its merger with Fractal Design Corporation.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

The Shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully. The risks described below are not the only ones facing MetaCreations. Many factors could cause results to be different, including the following risk factors and other risks described herein or in the documents incorporated by reference herein. If any of the following risks occur, our business would likely be adversely affected and the trading price of our common stock could decline, resulting in a loss of all or part of your investment.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS

If our future quarterly operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will likely drop. Our quarterly operating results have fluctuated significantly in the past, and we expect that they may continue to fluctuate in the future, as a result of many factors, including:

-       Demand for our products;

- Introduction or enhancement of new products by our company or our competitors;

-       Market acceptance of our new products;

-       Industry press reviews of our products;

-       Changes in our prices or our competitors' prices;

-       The mix of distribution channels for our products;

-       The mix of products we sell;

-       Distributors' returns of our products; and

-       General economic conditions.

In addition, we ship our products as orders are received and we therefore have little or no backlog. Hence, our quarterly operating results generally depend on a number of factors that are difficult to forecast, including the volume and timing of the orders we receive and our ability to fulfill these orders, and our ability to close distribution and licensing agreements during a particular quarter. We also experience some seasonality in our revenues as demand for our products tends to increase during the quarter ending December 31 because of year-end holiday buying trends.

As is common in the software industry, our past experience shows that a disproportionately large percentage of revenues in each fiscal quarter occurs in the third month of that quarter. We generally base our staffing and other operating expenses in part on anticipated net revenues. Because a substantial portion of these net revenues may not be realized until shortly before the end of each fiscal quarter, significant variations in our financial position, results of operations and cash flows can result if there are delays in the receipt and shipment of orders. Such delays may stem, for example, from the failure of other companies to produce and ship products we have requested.

We will most likely be unable to adjust spending to compensate for any unexpected revenue shortfall. Accordingly, our financial position, results of operations and cash flows would be adversely affected by any significant shortfall in revenues. Additionally, we have recently restructured and have focused on reducing our operating expenses to levels more consistent with expected revenues. However, we cannot guarantee that such reductions in operating expenses will be enough to restore our profitability.

POSSIBLE VOLATILITY OF STOCK PRICE

The market price of our common stock has fluctuated significantly in the past. The price at which our common stock will trade in the future will depend on a number of factors including:

-       Our historical and anticipated operating results;

-       General market and economic conditions;

-       Our announcement of new products;

-       Actual or anticipated fluctuations in our operating results; and

-       Developments regarding our products, our competitors and their products.

In addition, the stock market in general has experienced extreme price and volume fluctuations in recent months. This volatility has had a substantial effect on our stock price, as well as the stock prices of other software companies, particularly graphics software companies. These broad market and industry fluctuations may continue to adversely affect the market price of our common stock.

PRODUCT TRANSITIONS AND PRODUCT RETURNS

From time to time, we may announce the introduction of new products, product versions or technologies that may replace or shorten the life cycles of our existing products. Our competitors may also make such announcements about their products which may replace or shorten the life cycles of our products. In the past, when we announced the anticipated release of a new version of a product, we experienced increased returns of the current version of that particular product. For the three months ended June 30, 1998, we increased our reserves for returns because of lower than expected revenues in our domestic retail channels and decreased demand in Japan. Although we provide allowances for anticipated returns, we cannot guarantee that product returns will be less than these allowances, and this would adversely affect our business.

From time to time, we have offered free upgrades to customers who have purchased a product following an announcement of a new release and prior to shipment of the new product version. Such free upgrades could adversely affect our revenues, and hence, our business. In certain cases we may also sell our new products and product versions at a discounted price to achieve market acceptance. These price discounts could also adversely affect our revenues and hence, our business. In addition, when we announce plans for new products or new releases, or when our competitors make such announcements, customers may delay purchasing our current products in anticipation of new products or new releases. This would also adversely affect our business.

DEPENDENCE ON DISTRIBUTORS AND ON OTHER THIRD PARTIES

Although we do make some direct sales to customers, we generate most of our revenues from sales through third party distributors. We use many different distribution channels to sell our products worldwide. Examples of distribution channels include hardware and software OEMs, international distributors, educational distributors, VARs, hardware superstores, retail dealers and direct marketers. Our future financial results depend in large part on our relationship with third party distributors and their continued financial stability. Any termination or significant disruption of our relationship with any major distributor or retailer, or any significant reduction in sales volume attributable to a major distributor or retailer, would adversely affect our business.

Distribution channels through which we sell our products are subject to rapid change, significant margin pressures, consolidation and other financial difficulties. For example, if one of our distributors experienced financial difficulties such as a bankruptcy, we might be unable to collect on accounts receivable from that distributor which would adversely affect our business. It is also possible that new channels of distribution will develop and that we may not be able to effectively distribute our products through such new channels. We depend in part on our third party distributors to promote our products to retailers, who typically have a limited amount of shelf space subject to high demand. We cannot be sure that our distributors and retailers will continue to purchase our products or provide our products with adequate shelf space and promotional support. Their failure to continue to do so would adversely affect our business.

An important part of our strategy is to enhance and diversify our domestic and international distribution channels. We are currently restructuring our domestic and international sales and marketing force. We are also continuing to develop relationships with new third-party distributors and resellers. Our ability to increase our sales and market share will depend in large part on our success in recruiting and training sales personnel, distributors and resellers.

INTERNATIONAL OPERATIONS

Our future success depends in part on our ability to expand our international presence. We sell a large percentage of our products outside of the United States. International sales accounted for approximately 25% of our net revenues for the three months ended September 30, 1998 and approximately 35% of our net revenues for the three months ended September 30, 1997. The decrease in international sales resulted primarily from a decrease in international OEM and licenses revenues. An important element of our business strategy is to continue to expand our sales in international markets, primarily Japan and Western Europe. Our ability to expand our international presence depends on our success in retaining effective international distributors and our ability to hire and retain qualified employees abroad.

There are risks inherent in expanding and doing business internationally such as:

-       Unexpected changes in regulatory requirements;

-       Problems and delays in collecting accounts receivable;

-       Tariffs and other trade barriers;

-       Difficulties in staffing and managing foreign operations;

-       Longer payment cycles;

-       Political instability;

-       Fluctuations in currency exchange rates;

- Seasonal reductions in business activity during summer (vacation) months in Europe and certain other parts of the world; and

-       Potentially adverse tax consequences.

Sales of our products are currently denominated in U.S. dollars. Accordingly, any increase in the value of the U.S. dollar as compared to currencies in our principal overseas markets would increase the cost in foreign denominated currency of our products. This may adversely affect our sales in those markets. To date, we have not engaged in currency hedging transactions to reduce the effect of fluctuations in currency exchange rates. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions. If any of these risks were to occur, they would adversely affect the success of our international operations and would adversely affect our business.

A significant portion of our net revenues stem from the Asia Pacific region, primarily Japan. Japan has recently experienced weaknesses in their currency, banking and equity markets. We cannot guarantee that the financial condition in Japan and in the Asia Pacific region will improve in the near future. If the current financial crisis in the Asia Pacific region continues or worsens, our business will be adversely affected. For example, during the three months ended June 30, 1998, our net revenues from the Asia Pacific region were decreased as a result of depressed demand for our products due to the current Asian financial crisis.

HIGHLY COMPETITIVE MARKETS

We face intense competition in the market for graphics software products. The market for our products can change rapidly, and customers constantly demand new product features, accelerated releases of new products and product enhancements. We experience constant pressure to reduce the prices of our products.

Our products compete directly or indirectly with products offered by many other large companies, including:

-       Adobe Systems Incorporated;

-       Autodesk, Inc.;

-       Corel Corporation;

-       Macromedia, Inc.;

-       Silicon Graphics, Inc. (through its Alias/Wavefront division);

-       Microsoft Corporation; and

-       Broderbund Software, Inc.

Many of our competitors or potential competitors are larger than we are and have significantly greater financial, managerial, technical and marketing resources than we have. Our business would be adversely affected if any of our competitors cut prices, increased their promotions of their products (including bundling or giveaways of products), announced or accelerated introduction of new products or enhanced product features or acquired additional applications or technologies from third parties.

Our present or future competitors may be able to develop products comparable or superior to ours or may be able to develop new products faster than we can. We also face competition from developers of personal computer operating systems, such as Microsoft and Apple Computer, which may incorporate functions into their operating systems which could be superior to or incompatible with our products. Such competition would also adversely affect our business.

We are currently developing additional product enhancements that we believe will address customer requirements, but we cannot be sure that we will complete our development and introduction of these products on a timely basis. In addition, we cannot be sure that these product enhancements will achieve market acceptance. If we are unable to compete effectively in our markets, or if competition becomes increasingly intense, our business would be adversely affected.

DEPENDENCE ON KEY PERSONNEL AND DIFFICULTY OF IDENTIFYING AND HIRING CERTAIN PERSONNEL

We depend on the continued employment of our senior executive officers and other key management personnel. If any of our senior officers or other key employees leave our company and are not adequately replaced, our business would be adversely affected.

During February 1998, our previous Chief Executive Officer, John Wilczak, resigned. Gary Lauer, who had most recently served as President of Silicon Graphics, Inc.'s ("SGI") World Trade Group and Executive Vice President of SGI's Worldwide Field Operations, succeeded Mr. Wilczak as our Chief Executive Officer. In addition, in connection with our recent restructuring, our Senior Vice President, Sales and Marketing; Vice President, Marketing; and Vice President, Product Management and Design have left our company. We have hired a Vice President, European Sales and Marketing, and a Vice President and General Manager, Professional Products Group, and are seeking to hire at least one additional Vice President, Sales and Marketing. If we do not succeed in attracting new officers, our business would be adversely affected.

Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial employees. The competition for such employees is intense, and we have experienced difficulty in identifying and hiring qualified engineering personnel. If we do not succeed in attracting and retaining necessary technical and managerial employees in the future, our business would be adversely affected.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON AND NEED FOR NEW PRODUCTS AND PRODUCT VERSIONS; POTENTIAL DELAYS IN PRODUCT RELEASES

The market for visual computing graphics software products, and the personal computer industry in general, is characterized by rapidly changing technology. Product life cycles are short and downward pricing pressures are strong. As a result, our success depends substantially upon our ability to continue to enhance our products and to develop new products that meet customers' increasing expectations and that incorporate the latest technology.

If our competitors introduce products that better address customers' needs, our business would be adversely affected. We cannot guarantee that we will be successful in developing and marketing enhancements to our existing products or introducing new products on a timely basis. Nor can we guarantee whether any new or enhanced products will be successful in the marketplace. If our new products or product versions receive bad reviews in industry publications, this would likely decrease their potential market acceptance and our business would be adversely affected.

We intend to continue to increase our research and development expenditures. If our increased research and development spending is not accompanied by increased revenues, our business would be adversely affected. We have supplemented our research and development efforts by exclusively licensing products developed by or co-developed with third parties. We cannot guarantee that we will be able to continue to obtain such outside product development capabilities on terms favorable to us or at all. If we cannot maintain existing development arrangements or fail to attract new product development partners, then we would, at the least, have to further increase our research and development spending. This would adversely affect our business. Furthermore, we cannot guarantee that such additional research and development expenditures would result in the production of commercially acceptable products or profitability.

We also depend upon internal efforts for the development of new products and product enhancements. In the past, we have had delays in the development of new products and product versions. We cannot guarantee that we can avoid delays regarding our current product development or future development activities.

We offer complex software products and they may contain undetected errors when first introduced or as new versions are released. In the past, we have discovered software errors in certain new products and enhancements after these products were introduced to the marketplace. We cannot guarantee that our new products or releases will be free of errors. If errors are found in our products after we have commercially shipped them, we would likely experience bad product reviews and a loss or delay of market acceptance. This would adversely affect our business.

EVOLVING MARKETS FOR COMPUTER GRAPHIC IMAGING AND INTERNET/ONLINE DESIGN TOOLS

The markets for computer graphic imaging and Internet/online design tools are still emerging. We cannot guarantee that digital graphic and Internet/online content developers will adopt our products or that our existing products will grow. Nor can we guarantee that we will have sufficient distribution resources to market our products successfully or that any of our products will achieve market acceptance.

The demand for computer graphic imaging and Internet/online design tools depends on many factors including:

- Installed base of digital graphic and multimedia capable personal computers;

-       Widespread availability of digital media; and

-       Number and expertise of skilled content producers.

If the markets for such tools fail to grow or grow more slowly than we currently anticipate, or if our products fail to achieve market acceptance, our business would be adversely affected.

PROPRIETARY RIGHTS AND LICENSES

We rely on a combination of copyright, trademark, patent, trade secret laws, employee and third-party nondisclosure agreements and exclusive contracts to protect our intellectual and proprietary rights and products. We distribute our software under shrinkwrap license agreements. We generally do not obtain signed license agreements from the end users of our software.

As is typical in the software industry, we do not copy-protect our software. As a result, unauthorized third parties may be able to copy or reverse engineer our products. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. We may not be able to police unauthorized uses of our products, and we expect that software piracy could be a chronic problem. We also distribute or plan to distribute our products in other countries which do not protect the intellectual property of our products to the same extent as laws in the United States.

We also believe that the growing number of software products available and the increasing overlap of products may lead to a greater number of infringement claims. Our products may be the subject of infringement claims in the future, which could result in costly litigation and could require us to obtain a license to the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain it. If we cannot obtain necessary licenses on reasonable terms, our business would be adversely affected.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Year 2000 problem could affect computers, software and other equipment used, operated, or maintained by us, our business partners, our suppliers and our customers.

We have initiated an assessment project that addresses our significant systems that may have Year 2000 compliance issues. During 1997, we completed implementation of a Year 2000 compliant enterprise-wide information system. Currently, we are in the process of inventorying and analyzing our remaining centralized computer and embedded systems to identify any potential Year 2000 issues. We currently expect assessment, remediation and validation of our internal systems, in addition to the development of applicable contingency plans, to be completed by the middle of 1999. We do not expect the cost of remediation to be material to our business. Additionally, we presently believe that with the implementation of our new information system and modification to existing software, Year 2000 compliance will not adversely affect our business. However, there can be no assurance that our internal software will contain all date code changes necessary to prevent processing errors potentially arising from calculations using the Year 2000 date. Any disruptions in product development or other operations of the Company as a result of Year 2000 noncompliance could adversely affect our business.

Furthermore, there can be no assurance that third parties utilized by us are or will be Year 2000 compliant. Specifically, we contract with third parties for the manufacture and distribution of our products. Should any of our key suppliers or distributors not achieve Year 2000 readiness, we may be unable to manufacture our products or effectively distribute our products to our customers. As a result, we have initiated communications with our key suppliers and distributors and plan to monitor the status of their Year 2000 readiness. We expect to complete the readiness assessment of our key suppliers and distributors by March 31, 1999. To the extent that any of our principal suppliers and distributors fail to demonstrate Year 2000 readiness, we will evaluate alternatives that could include the identification of alternate suppliers or distributors which have demonstrated Year 2000 readiness and/or the accumulation of inventory to assure production capability where feasible or warranted. These activities are intended to provide a means of managing our risk, but cannot eliminate the potential for disruption due to third party failure to achieve Year 2000 compliance. Consequently, failure of any of our principal suppliers or distributors to achieve Year 2000 compliance could adversely affect our business.

We believe that the current versions of our products are Year 2000 compliant; however, there can be no assurance that our current products do not contain undetected errors or defects associated with Year 2000 that may result in costs which adversely affect our business.

                                 USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."


                              SELLING STOCKHOLDERS

The following table sets forth as of the date of this prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder owns as of such date, the number of shares of Common Stock owned by each Selling Stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby.

The Selling Stockholders are former or current employees of the Company. The Company may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                    SHARES BENEFICIALLY OWNED    NUMBER OF        SHARES BENEFICIALLY
                                        PRIOR TO OFFERING         SHARES          OWNED AFTER OFFERING
                                    -------------------------                     --------------------
   NAME OF SELLING STOCKHOLDER          NUMBER     PERCENT     BEING OFFERED      NUMBER      PERCENT
   ---------------------------          ------     -------     -------------      ------      -------
Jay Jennings                               415        *               415           *            *
Pierre Berkaloff (1)                     2,238        *             2,238           *            *
Betty Franklin                           1,376        *             1,376           *            *
John Hartnett                            2,872        *             2,872           *            *
Kari Zeni                                  111        *               111           *            *
Mark Sanders                             1,752        *             1,752           *            *
Ben Weiss                                3,044        *             3,044           *            *
Teresa Bridwell                            535        *               535           *            *
Katherine Becke                            560        *               560           *            *

Total                                   12,903                     12,903

---------------

(1) Mr. Berkaloff has served as Vice President of Engineering of the Company since May 1997.

*Less than 1%.


                              PLAN OF DISTRIBUTION

The Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The Shares may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and deliver the Shares offered hereby to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholder. Broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

To comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation limits the liability of directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

The Company has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

The Company also maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). Certain members of WSGR beneficially own an aggregate of approximately 25,000 shares of the Company's Common Stock.


                                     EXPERTS

The audited consolidated financial statements and financial statement schedule as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, 1996 and 1995 incorporated by reference in this prospectus have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, which report is given upon the authority of said firm as experts in accounting and auditing.

================================================================================

    PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER METACREATIONS NOR ANY SELLING STOCKHOLDER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.





                                      ----------------------

                                         TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Additional Information ..................................................      3
Incorporation of Certain Documents by Reference .........................      4
Available Information ...................................................      4
The Company .............................................................      5
Forward-Looking Statements ..............................................      6
Risk Factors ............................................................      7
Use of Proceeds .........................................................     13
Selling Stockholders ....................................................     13
Plan of Distribution ....................................................     13
Indemnification of Directors and Officers ...............................     14
Legal Matters ...........................................................     15
Experts .................................................................     15


                             ----------------------



                                 12,903 Shares



                                 METACREATIONS
                                  CORPORATION




                             ----------------------

                                  Common Stock

                             ----------------------


                                   PROSPECTUS




                                     , 1998

================================================================================

                            METACREATIONS CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee and the Nasdaq Stock Market listing fee.

SEC Registration Fee .....................................             $      13.00
Accounting fees and expenses .............................             $   1,000.00
Nasdaq Stock Market listing fee ..........................             $   2,000.00
Miscellaneous ............................................             $     987.00
                                                                       ------------
Total ....................................................             $   4,000.00



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation limits the liability of directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

The Company has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

The Company also maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities.

ITEM 16. EXHIBITS


 Exhibit
 Number
---------

 4.1    1995 Employee Stock Purchase Plan, as amended.(1)

 5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
        (included in Exhibit 5.1).

24.1    Power of Attorney (contained on Page II-3).

-------------

(1) Previously filed as Exhibit 10.6 to the Company's Form 10-Q filed on May 14, 1998.

ITEM 17. UNDERTAKINGS

        A.     The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

               The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.     Undertaking in Respect of Indemnification.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on November 13, 1998.

                               METACREATIONS CORPORATION

                               By: /s/ Terance A. Kinninger
                                  ----------------------------------------------
                                  Terance A. Kinninger,
                                  Sr. Vice President and Chief Financial Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terance A. Kinninger his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on November 13, 1998.


             SIGNATURE                                            TITLE
            -----------                                      ---------------

                                             President, Chief Executive Officer (Principal Executive
/s/ Gary L. Lauer                            Officer) and Director
---------------------------------
Gary L. Lauer

/s/ Terance A. Kinninger                     Sr. Vice President and Chief Financial Officer (Principal
---------------------------------            Financial and Accounting Officer)
Terance A. Kinninger

                                             Director and Chief Design Officer
---------------------------------
Kai Krause

/s/ Samuel H. Jones, Jr.                     Director
---------------------------------
Samuel H. Jones, Jr.

                                             Director
---------------------------------
Bert Kolde

/s/ William H. Lane III                      Director
---------------------------------
William H. Lane III

/s/ Howard L. Morgan                         Chairman of the Board
---------------------------------
Howard L. Morgan

/s/ Mark Zimmer                              Director
---------------------------------
Mark Zimmer

/s/ Terance A. Kinninger
---------------------------------
Terance A. Kinninger, as attorney-in-fact

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


           ==========================================================

                                    EXHIBITS

           ==========================================================



                       REGISTRATION STATEMENT ON FORM S-3

                            METACREATIONS CORPORATION

                                NOVEMBER 13, 1998

                                INDEX TO EXHIBITS


 Exhibit
 Number
---------

 4.1    1995 Employee Stock Purchase Plan, as amended.(1)

 5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1    Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
        (included in Exhibit 5.1).

24.1    Power of Attorney (contained on Page II-3).

-------------

(1) Previously filed as Exhibit 10.6 to the Company's Form 10-Q filed on May 14, 1998.